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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                                 October 7, 2002


                            INFINEON TECHNOLOGIES AG

                              St.-Martin-Strasse 53
                                 D-81541 Munich
                           Federal Republic of Germany
                                Tel: +49-89-234-0
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                            Form 20-F X    Form 40-F
                                     ---             ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes     No X
                                      ---   ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

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This Report on Form 6-K contains a press release of Infineon Technologies AG dated October 4, 2002 announcing the cancellation of the ProMOS Shareholder Agreement with Mosel Vitelic.


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                       [INFINEON TECHNOLOGIES LETTERHEAD]

NEWS RELEASE/PRESSEINFORMATION

INFINEON CANCELS PROMOS SHAREHOLDER AGREEMENT WITH MOSEL VITELIC

Munich, Germany - October 4, 2002 - Infineon Technologies (FSE/NYSE: IFX) today announced that is has cancelled its shareholder agreement with Mosel Vitelic on its ProMOS joint venture in Hsinchu, Taiwan, effective January 1, 2003, due to repeated material breach of contract by Mosel Vitelic despite prior warning in accordance with the terms of the shareholders agreement.

Simultaneously, the product purchase agreement which establishes the rights of both partners to purchase products from ProMOS will terminate. ProMOS can currently only manufacture its products under a license agreement with Infineon. Therefore, Infineon intends to negotiate a new supply agreement with ProMOS.

Notwithstanding the termination of the shareholders agreement Infineon remains to be a major shareholder in ProMOS and is strongly represented in the board of directors of ProMOS which enables Infineon to support ProMOS interests.

ABOUT INFINEON
Infineon Technologies AG, Munich, Germany, offers semiconductor and system solutions for applications in the wired and wireless communications markets, for security systems and smartcards, for the automotive and industrial sectors, as well as memory products. With a global presence, Infineon operates in the US from San Jose, CA, in the Asia-Pacific region from Singapore and in Japan from Tokyo. In the fiscal year 2001 (ending September), the company achieved sales of
5.67 billion euros with about 33,800 employees worldwide. Infineon is listed on the DAX index of the Frankfurt Stock Exchange and on the New York Stock Exchange (ticker symbol: IFX). Further information is available at www.infineon.com.

             This news release is available at www.infineon.com/news

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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            INFINEON TECHNOLOGIES AG


Date:  October 7, 2002                      By:  /s/ ULRICH SCHUMACHER
                                               --------------------------------
                                                     Dr. Ulrich Schumacher
                                                     Chairman, President and
                                                     Chief Executive Officer


                                            By:  /s/ PETER J. FISCHL
                                               --------------------------------
                                                     Peter J. Fischl
                                                     Chief Financial Officer